Exhibit 4.14

ASM International N.V.

ASM International N.V. 2011 Stock Option Plan for members of the Management Board

The terms and conditions of the ASM International N.V. 2011 Stock Option Plan for members of the Management Board

Adoption Date: 30 December 2011

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Article 1 Definitions

In the terms and conditions of this Plan, except where the context clearly indicates otherwise, the following words and expressions shall have the meanings as set out below:

Adoption Date	the date on which this Plan is adopted by the Supervisory Board;

Articles	the articles as included in this Plan;

Articles of Association	the articles of association of the Company as amended from time to time;

Control	where any person has, or a group of persons acting in concert have, acquired 50.1% or more of the voting shares of the Company;

Committee	the Nomination, Selection and Remuneration Committee as installed by the Supervisory Board in accordance with article 23 of the Articles of Association or such person or committee of persons appointed by the Supervisory Board to whom the Supervisory Board has delegated such powers in relation to this Plan as they may determine including any delegate of the Committee;

Company	ASM International N.V., having its registered seat at Versterkerstraat 8, 1322 AP Almere, the Netherlands, registered with the Chamber of Commerce under registration number 30037466;

Exercise Period	the period starting on the Vesting Date and ending on the Expiration Date in which an Option can be exercised in accordance with Article 9;

Exercise Price	the price at which the Participant may acquire one Share upon the exercise of an Option, which is determined in accordance with Article 6;

Expiration Date	the last day of the Option Period, being the last day on which the Option can be exercised as specified in the Grant Notification;

Fair Market Value	the market price being the closing price of a Share as shown in the Official Price List of NYSE Euronext Amsterdam, The Netherlands, being the daily price list of the Dutch market, as published on the website of NYSE Euronext . In the case of a non-trading day, the market price on such day is the closing price on the nearest preceding trading day;

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General Meeting	the general meeting of shareholders as mentioned in article 24 of the Articles of Association;

Grant	the grant of an Option under the terms and conditions of this Plan;

Grant Date	the date on which a grant of an Option is made to a Participant in accordance with the Remuneration Policy and Article 5;

Grant Notification	notification to a Participant of a Grant made in accordance with Article 5, setting forth the terms and conditions of the Options;

Group	the Company and its Group Companies;

Group Company	any subsidiary or affiliated company of the Company at any time; the expressions ‘Group’ and ‘Group Company’ shall be construed and interpreted in accordance with article 2:24b of the Dutch Civil Code;

Insider Trading Rules	the Rules concerning Insider Trading of the Company as amended from time to time;

Management Board	the board of managing directors or managing board of the Company as mentioned in article 17 of the Articles of Association;

Operating Guidelines	such guidelines as the Supervisory Board may have established in accordance with Article 4.3 if and when necessary or desirable;

Option	a right granted by the Company to the Participant to acquire one Share during the Exercise Period against payment of the Exercise Price;

Option Period	the period in which the Option remains valid beginning on the Grant Date and ending on the Expiration Date as specified in the Grant Notification;

Participant	a member of the Management Board to whom an Option has been granted under the terms and conditions of this Plan or, upon death, the heirs of such member of the Management Board;

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Plan	the terms and conditions of the ASM International N.V. 2011 Stock Option Plan for members of the Management Board as amended from time to time in accordance with the provisions hereof;

Remuneration Policy	the remuneration policy for the Management Board as adopted by the General Meeting as amended from time to time, and in respect of a grant of an Option, the remuneration policy as applicable at the respective Grant Date;

Share	an ordinary share in the capital of the Company, having a nominal value of EUR 0.04 (four eurocents) or any other nominal value such Share may have in the future;

Supervisory Board	the board of supervisory directors of the Company as mentioned in article 22 of the Articles of Association;

Vesting	the satisfaction of the requirements of Article 8, and ‘Vested’ and ‘Vest’ shall be construed accordingly;

Vesting Date	the date on which an Option shall vest, as specified in the Grant Notification, where the context so requires and admits, the date upon which Vesting takes place pursuant to Article 8; and

Vesting Period	the period starting on the Grant Date and ending on the Vesting Date during which the right to exercise the Option is conditional and subject to the Participant’s continued employment with the Company.

Article 2 Interpretation

Words or expressions used in the Plan shall where appropriate:

(i)	when denoting the masculine gender include the feminine and vice versa;

(ii)	when denoting the singular include the plural and vice versa;

(iii)	when referring to any enactment be construed as a reference to that enactment as for the time being consolidated, amended, re-enacted or replaced and shall include any regulations made there under;

(iv)	when a period of time is specified and starts from a given day or the day of an act or event or ends on a given day, be calculated inclusive of that day;

(v)	be construed such that the headings and sub- headings are for ease of reference only, and do not affect the interpretation of any Article;

(vi)	when referring to any enactment or regulations under Dutch law be construed at the discretion of the Supervisory Board as a reference to other applicable laws or regulations of any other country (or region of a country); and

(vii)	references to tax and/or social security contributions and/or withholding taxes shall for the avoidance of doubt include The Netherlands and any other jurisdiction to which a Participant may be subject.

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Article 3 Availability	of Shares

3.1	The Company shall at all times keep available sufficient authorised and unissued Shares, or shall procure that sufficient Shares are available for transfer, to satisfy the exercise to the full extent possible of all Options which have neither lapsed nor been fully exercised taking account of any other obligations of the Company to provide shares of the same class as Shares.

3.2	The Supervisory Board shall ensure and monitor that at any time the number of outstanding Options, whether Vested or unvested, granted to members of the Management Board and/or to employees under the Plan, the ASM International N.V. 2011 Stock Option Plan for Employees, the ASM International 2001 Stock Option Plan, or otherwise will not exceed 7.5% of the issued Shares, or any other percentage in accordance with the Remuneration Policy.

Article 4 Powers	of the Supervisory Board

4.1	The Plan shall be administered by the Supervisory Board. The Supervisory Board shall determine as soon as practicable after the Adoption Date if, how and to what extent any of its powers in respect of the Plan shall be delegated to the Committee. The Committee may be provided with written guidelines to this effect, subject to the authority of the Supervisory Board to amend or withdraw any such delegation of powers at any time.

4.2	Subject to the Articles of Association, the Remuneration Policy, the Operating Guidelines and the Insider Trading Rules, the Supervisory Board shall have the authority and discretion to:

(i)	decide on an annual basis whether or not – and in which numbers – to effect Grants to members of the Management Board;

(ii)	determine the size of each Grant, expressed in a percentage of the Management Board member’s annual fixed salary, taking into consideration the fair value of an Option, and the corresponding number of Options in respect of such Grant, in accordance with the maximum limit for each Grant as set out in the Remuneration Policy and the overall maximum of Article 3;

(iii)	determine, for each Grant effected, that the Vesting requirements have been satisfied with respect to such Grant;

(iv)	recover, with respect to any Grant made under this Plan, any unvested or Vested Options if such Grant was made on the basis of incorrect financial or other data (claw back clause);

(v)	construe and interpret the provisions of the Plan, any Grant Notification and any other agreement or document executed pursuant to this Plan; and

(vi)	make all other determinations deemed necessary or desirable for the administration of the Plan.

The Supervisory Board shall keep a record of its resolutions pursuant to Article 4.2.

4.3

Where necessary or desirable for the execution of the discretionary authority of the Supervisory Board as set out above, the Supervisory Board may establish operating guidelines regarding, inter alia, the assessment of the contribution of the Management Board member to the long term development of the Company for the purpose of determining the size of each Grant, and the procedures for arranging the Grant, Vesting and Exercise of Options.

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4.4	Subject to this Article 4, the Supervisory Board’s interpretation and construction of any provision of the Plan, or of any Grant Notification shall be final and binding on all persons claiming an interest in a Grant effected under the Plan.

Article 5 Grant	of Options

5.1	In accordance with the Remuneration Policy and the provisions of this Plan, Options shall be granted on an annual basis pursuant to a consistent policy regarding frequency, timing and terms and conditions. If the Supervisory Board decides to grant Options to members of the Management Board, the Grant Date shall be on 31 December of each year.

5.2	Each Option shall be effected by a written Grant Notification, setting forth the terms and conditions pertaining to such Option. Grant Notifications shall, together and concurrently with the Plan, govern the Options in accordance with local legal and regulatory requirements.

5.3	Such Grant Notification shall specify, inter alia, the Grant Date, the number of Options granted, the Option Period, the Vesting Period, the Exercise Period, the Expiration Date, the Exercise Price, the conditions attached to Vesting and all such other information as required by the terms and conditions of this Plan.

5.4	The Grant Notification may contain such other provisions as deemed desirable by the Supervisory Board, including without limitation:

(i)	restrictions on the exercise of Options; and/or

(ii)	procedures to facilitate the payment of withholding taxes in accordance with Article 13.

5.5	By signing the Grant Notification the Participant acknowledges that he has read the Plan and declares that he fully understands and will fully comply with the provisions of the Plan.

5.6	No consideration shall be payable by a Participant for a Grant made to him.

5.7	Members of the Management Board may not refuse Grants made to them.

Article 6 Exercise	Price

The Exercise Price shall be equal to the average of the Fair Market Value of the five trading days consisting of the Grant Date and the four trading days preceding the Grant Date, calculated on an ex dividend basis if applicable. Neither the Exercise Price nor any other conditions or requirements attached to an Option may be modified during the Option Period, except in so far as prompted by structural changes relating to the Company or the Shares in accordance with Article 11.

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Article 7 Non-transferability	of an Option

Any Option granted is strictly personal and non-transferable. No Option shall be capable of being sold, transferred or assigned by the Participant other than in a manner specified in the Plan and the Option cannot be charged, pledged, encumbered or otherwise used for the purpose of creating security title or interest of whatever nature.

Article 8 Vesting	of Options

The Option shall Vest and become exercisable at the Vesting Date, provided that the Participant has been continuously employed by the Company and/or any Group Company during the Vesting Period. Notwithstanding the provisions of Article 10, Vesting shall not take place prior to the third anniversary of the Grant Date.

Article 9 Exercise	of Options

9.1	Notwithstanding the provisions of Article 10, Vested Options are exercisable during the Exercise Period.

9.2	Options shall lapse on the earliest of (a) the fourth anniversary of the Vesting Date and (b) three months following the date of termination of employment in accordance with Article 10.

9.3	When exercising an Option, the Participant must comply with the Insider Trading Rules, as in force at the time of exercise.

9.4	The exercise of an Option shall be effectuated by the delivery of a notice of exercise in writing in a form prescribed from time to time by the Committee to the Company, for the attention of the Supervisory Board specifying the number of Shares in respect of which the Option is being exercised. Any exercise of an Option shall be deemed subject to the condition precedent of receipt by the Company of the Exercise Price. The Options may be exercised by the Participant for the total number which has Vested or in tranches of 500 or multiples thereof on each occasion (with the exception of the last tranche).

9.5	The Committee may allow the Participant to choose between different methods of exercise, including but not limited to exercise and immediate sale, exercise and hold, exercise and sell sufficient Shares to cover the tax liability and settlement in Shares.

9.6	Payment of the Exercise Price may be made by bank transfer, banker’s draft or cheque or in any other way agreed by the Committee. Upon receipt of payment the Company shall procure that the relevant Shares in respect of the Option shall be issued or transferred to the Participant as soon as practicable after the Exercise Date.

9.7	Any Options which are unexercised on the Expiration Date, as specified in the Plan and the Grant Notification, shall lapse.

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Article 10 Termination	of employment

10.1	Notwithstanding the provisions of Article 10.2, if a Participant ceases to be employed (which for the purpose of this Plan includes having the capacity of a member of the Management Board) with the Company or with a Group Company:

(i)	by reason of his death;

(ii)	by virtue of retirement on reaching his normal retirement age as determined in the applicable retirement benefit programme, statutory or otherwise; or

(iii)	by reason of total and permanent disability, being mental and/or physical disability, whether occupational or non-occupational in cause, as defined in (a) any insurance policy or plan provided to the Participant by the Company or a Group Company or (b) the Participant’s national legislation pertaining to persons with disability, the Options will not lapse upon the cessation of the Participant’s employment. In such an event, any unvested Options will Vest on the date of termination of employment. The Participant, or the Participant’s heir or, if appropriate, his designated beneficiary or beneficiaries and in the event of there being no designated beneficiary or beneficiaries, his estate, may exercise all or any of the Vested Options prior to the Expiration Date. For the purpose of this Article 10.1, the Expiration Date shall be on the earliest of (a) the fourth anniversary of the Vesting Date or (b) twelve months following the date of termination of employment.

10.2	If a Participant is given notice of termination of employment in circumstances involving fraud, gross negligence, wilful misconduct or any other activity detrimental to the Company or Group Company, all outstanding Options, whether unvested or Vested, shall immediately lapse and become null and void on the date that such notice of termination of employment is given. These Options will become null and void without the Participant being entitled to any compensation in this respect from the Company or Group Company.

10.3	If a Participant ceases to be employed by the Company or a Group Company prior to the Vesting Date for any reason other than those listed in Article 10.1 and 10.2, the unvested Options shall lapse on the date of termination of employment.

10.4	If a Participant ceases to be employed by the Company or a Group Company on or after the Vesting Date for any reason other than those listed in Article 10.1 and 10.2, any Vested Options shall remain exercisable for a period of three months following the date of termination of employment.

Article 11  Variation of capital

11.1

Subject to the Articles of Association, in the event of a share split, reverse share split, any capitalisation issue (other than a capitalisation issue in substitution for, or as an alternative to, a cash dividend), or rights issue or rights offer or any reduction, sub-division, consolidation or other variation of the capital of the Company affecting the number of Options in issue

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(including any change in the currency in which Options are denominated) the number of Options subject to any Grant and/or the Exercise Price of such Options may be adjusted by the Company without prejudice (including retrospective adjustments where appropriate) in such manner as the Company considers to be in its opinion fair and reasonable and in accordance with market practice, however, in no event shall the Company be obliged to make such adjustment.

11.2	Notice of any adjustment shall be given by the Company to those Participants affected by such adjustment.

Article 12 Change	of Control of the Company

12.1	Subject to the Articles of Association, required approval of the General Meeting and any applicable laws, in the event of the Company’s dissolution, liquidation, sale of all or substantially all of its assets, merger, split, consolidation, or similar transaction, change in Control or share-for-share exchange, the Supervisory Board shall have the power to:

(i)	effective immediately prior to the occurrence of such event, cancel each outstanding Option, whether or not then Vested, in which case the Company shall pay to the Participant in full consideration of the cancellation for each Share subject to such Option, an amount in cash equal to the excess of the value of the property (including cash) received by the holder of a Share as a result of such event over the Exercise Price; or

(ii)	provide, where possible, for the exchange of each outstanding Option, whether or not then Vested, with an option with respect to some or all of the property for which Shares are exchanged in such transaction and, as a result, make any necessary equitable adjustment in the exercise price of the new option and/or in the number of Shares or amount of property subject to the option or, as appropriate, provide for a cash payment to the Participant to whom such Option was granted in partial consideration for the exchange of the Option; or

(iii)	provide for accelerated Vesting of some or all outstanding Options; or

(iv)	provide for the continuation of all outstanding Options but effectively provide for mandatory settlements in cash for such Options; or

(v)	take whatever other steps the Supervisory Board considers appropriate.

12.2	All adjustments and/or payments described in Article 12.1 shall be made by the Company on the authority of the Supervisory Board and shall be reviewed and approved by an independent appraiser. Such approval shall be conclusive and binding on all persons.

12.3	Except as expressly provided in this Article 12, no Participant shall be afforded any rights by reason of any capital or corporate reorganisation of the Company.

12.4	A Grant pursuant to the Plan shall not affect in any way the right or power of the Company to effect any capital or corporate reorganisation of the Company.

12.5	If a corporate event occurs constituting a change of Control of a Group Company due to which the Participant is no longer employed within the Group, the Supervisory Board can at its absolute discretion provide for any adjustments or payments as deemed appropriate such as, inter alia, continuation of the Plan or settlement of the outstanding Grants of the Participant immediately prior to such corporate event.

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Article 13 Tax,	social security and costs

13.1	All applicable personal tax and employee social security contributions as a result of or in respect of the implementation of the Plan including the Grant, Vesting and Exercise of Options and the sale of any Shares acquired upon exercise of Options granted under this Plan shall be borne by the Participant.

13.2	It shall be the obligation of the Company to issue or to procure the grant of the Options to the Participant and the Participant shall permit the Company or any Group Company to withhold and account for an amount equal to any wage or income tax, employee’s social security contributions liability and any other liabilities for which the Company or a Group Company as the case may be, has an obligation to withhold and account.

13.3	Whenever Options are to be granted under the Plan, the Company or any Group Company may require the Participant to remit to the Company or a Group Company or upon the request of the Participant to deduct as a one-off payment from the net salary or the net annual bonus (if any) of the Participant, an amount sufficient to satisfy all withholding tax requirements at the time of the exercise, or, if applicable, at any other date on which the Options are recognised as taxable income for the Participant, including, but not limited to, the withholding of wage tax, income tax and social security contributions.

13.4	In the event that the method of exercise chosen by the Participant is either ‘sell sufficient Shares to cover the Participant’s tax liability’ or ‘settlement in Shares’, the Committee shall ensure that appropriate arrangements are agreed between the Company or a Group Company and the Participant in order to secure that the required wage tax, income tax and social security contributions are collected and paid to the relevant tax authorities.

13.5	The Plan is based on the applicable tax and social security legislation and regulations prevailing at the Adoption Date. If any tax and/or social security legislation or regulations are amended after the Adoption Date and any tax or employee social security levies become payable, the costs and risks related thereto shall be borne by the Participant.

13.6	For the avoidance of doubt, the provisions of Articles 13.1 to 13.5 shall apply to a Participant’s liabilities that may arise on the exercise or any other taxable event in more than one jurisdiction.

13.7	Costs relating to the issue of new and/or transfer of existing Shares following the exercise of Options shall be for the account of the Company.

13.8	The Participant shall be liable for the costs charged by stock brokers in connection with the Shares acquired following the exercise of Options and subsequent sale of such Shares.

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Article 14 Prevention	of Insider Trading

The Participant who signs the Grant Notification shall be deemed to accept the applicable Insider Trading Rules and act accordingly.

Article 15 Notices

15.1	Notices which must be given by the Company to the Participant pursuant to or in connection with the Plan shall be regarded as correctly addressed if sent to the address of the Participant as recorded in the personnel administration of the Company or any other address as may appear to the Company to be appropriate, or by e-mail message or in any other format agreed in advance between the Participant and the person giving the notice on behalf of the Supervisory Board.

15.2	Any notice or other document required to be given to the Company or the Supervisory Board shall be delivered in a format agreed in advance between the Participant and the person receiving the notice. Notices sent by post, unless received earlier, shall be deemed to have been given on the fifth day following the date of posting.

Article 16 Amendment	and termination

16.1	Subject to the Articles of Association, the Supervisory Board may from time to time at its absolute discretion amend any of the provisions of this Plan and/or the Grant Notification to, inter alia, take account of a change in legislation or to maintain a favourable tax, exchange control, legal, accounting or regulatory treatment for Participants and/or the Group.

16.2	Subject to the Articles of Association, the Dutch Civil Code and the Dutch Corporate Governance Code, the Supervisory Board may from time to time submit a proposal to the General Meeting to amend the Plan in a substantial way.

16.3	Any amendments to this Plan or the Operating Guidelines shall be carried out when the Company does not have Inside Information as defined in the Insider Trading Rules.

16.4	The Plan may be terminated at any time by the Supervisory Board provided such termination does not adversely affect the subsisting rights of the Participant.

16.5	Participants shall be informed in writing of any amendments or measures as referred to in this Article.

Article 17 Disputes

17.1	The provisions of a Grant Notification shall govern and prevail in the event of any conflict with the terms and conditions of this Plan.

17.2	The decision of the Supervisory Board in any dispute or question relating to any Grant shall be final and conclusive subject to the terms and conditions of this Plan.

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Article 18 Governing	law

18.1	The Plan, the Grant Notification and all further documents relating to the Plan shall be governed by the laws of The Netherlands.

18.2	The Company, Group Companies and the Participants irrevocably submit, in respect of any suit, action or proceeding related to the interpretation or enforcement of the Plan, any Grant Notification, any Grant, to the exclusive jurisdiction of the competent court in The Netherlands within whose relative area of jurisdiction the Company has its seat.

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